Exhibit 9.1

FOR IMMEDIATE RELEASE

IROQUOIS VALLEY REBRANDS AS AMBER FARMLAND INVESTMENTS MARKING ITS NEXT
CHAPTER IN BUILDING THE ORGANIC FUTURE
New Identity Reflects Commitment to Expand USDA-Certified Organic Farmland Across the U.S.
Through Farmer Partnerships, Real-Asset Investing and Long-Term Land Stewardship

Roanoke, Ind.—Sept. 9, 2026—Iroquois Valley Farmland REIT today announced its rebrand as Amber Farmland Investments, marking the company’s next era of building the organic future. The refreshed name and identity reflect the company’s farmer-forward approach, focus on USDA-certified organic farmland, and the opportunity for investors seeking to pair purpose with profit.

The brand’s evolution reflects nearly two decades of growth and partnership with organic farmers and investors. The new name evokes the familiar phrase “amber waves of grain” and the farmland Amber’s farmer partners cultivate.

“Amber reflects the quiet strength of our farmers and the enduring value of farmland as a real asset,” said Chris Zuehlsdorff, CEO of Amber Farmland Investments. “Amber will remain structured as a REIT and continue to build on the foundation established by our co-founders Dave Miller and Dr. Stephen Rivard.”

Amber Farmland Investments seeks to deliver measurable impact and non-concessionary financial returns by providing row-crop farmers and conservation ranchers with the patient capital, resources and runway needed to transition farmland to organic production and steward it profitably for the long term.

“Organic is good business,” said Zuehlsdorff. “Consumer demand for organic products continues to outpace supply, creating a need for greater investment in the farmers and farmland that make organic production possible. This rebrand positions us to engage new investors, deepen partnerships, and accelerate our momentum to create lasting value for the land, our communities, and our food system.”

The rebrand comes as organic demand grows and farmland changes hands at increasing rates. The U.S. demand for organic products is $76.6 billion per year and growing at an annual rate of over 6.8%, yet less than 2% of U.S. farmland is certified organic. About 40% of U.S. farmland is expected to change hands over the next 15 years as current farmers retire, creating an opportunity to expand organic production with the next generation of farmers.

Amber’s model is designed to remove barriers for farmers and provide the runway for their success. The long-term lease structure removes the pressures of land debt, allowing farmers to successfully navigate the organic transition and profitably steward the land. Its farmland hub strategy concentrates capital in regions where organic agriculture has strong potential, helping build farmer networks, shared resources and the infrastructure needed for long-term growth.

“When farmers thrive, so do investors,” said Drew Blankenbaker, VP of Farmer Relations at Amber Farmland Investments. “USDA-organic certification is our baseline standard, anchoring our portfolio in a trusted production system with long-term ecological and economic resilience. By putting farmer success at the center of our approach, we generate lasting value for investors while supporting a healthier environment for generations to come.”

Since 2007, Amber has partnered with farmers nationwide to profitably and permanently transition conventional farmland to USDA-certified organic production. The company has built a portfolio of $117.2 million in total assets with 33,500 acres across 18 states.

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Amber works with forward-thinking investors of all types, including registered investment advisors, family offices, institutions and individuals seeking non-concessionary returns. As an SEC-regulated REIT and B Corp, the company offers investors access to farmland backed by real assets and a way to align capital with long-term environmental, social and economic outcomes.

Farm by farm, hub by hub, Amber is the catalyst for profitability transforming the row-crop economy, the health of communities and America’s food system. The updated name reflects Amber’s conviction that investing in organic farmland is not niche, but foundational to building a healthy and resilient agricultural system. With the support of forward-thinking investors, Amber is cultivating a future where organic grain flourishes across the country.

More information about Amber, farmer stories and how to invest can be found at www.amberfarmland.com.

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ABOUT AMBER FARMLAND INVESTMENTS

Amber Farmland Investments is the original farmland REIT dedicated to advancing the goals of investors and farmers committed to building the organic future. Founded in 2007, Amber raises capital from forward-thinking investors to partner with U.S. farmers and ranchers transitioning land from conventional to organic. Structured as a real estate investment trust (REIT), a public benefit corporation, and a B Corp that is regulated by the SEC, Amber offers impact-driven individuals and institutions the opportunity to invest in transforming our agricultural system in partnership with land stewards.

MEDIA CONTACT
Natalie Matthews

amber@seesparkgo.com

662.801.1413

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